(INTEGRYS ENERGY GROUP, INC. LETTERHEAD)

Via EDGAR and Facsimile

April 10, 2009

Mr. William Thompson, Branch Chief
Ms. Sarah Rottman, Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Integrys Energy Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 25, 2009
File No. 1-11337

Dear Mr. Thompson and Ms. Rottman:

We are responding to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the Staff's letter, dated April 3, 2009 to Ms. Diane Ford, Vice President and Corporate Controller of Integrys Energy Group, Inc., with respect to the above-referenced document.  For ease of reference, each of the Staff's comments is set forth below (in bold italics), followed by the response of Integrys Energy Group (in regular type).

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Statements of Cash Flows, page 92

1.
Please explain to us why it is appropriate to classify proceeds from the sale of borrowed natural gas and purchases of natural gas to repay natural gas loans in cash flows from financing activities rather than cash flows from operating activities.  Also explain to us why these transactions are different than normal purchases and sales of natural gas.  Additionally, please explain to us the terms of your natural gas borrowing arrangements and clarify for us how the sale of borrowed natural gas and the purchase of natural gas for repayment of loans impact your statements of income.

Response:

In a typical natural gas loan agreement, Integrys Energy Group agrees to borrow a specified volume of natural gas from a counterparty at a specific location and date, and to return that same volume of natural gas at the same location at a specified date, generally three to twelve months later.  In addition, Integrys Energy Group will pay or receive a stated fee.  Upon receipt of the borrowed natural gas, Integrys Energy Group sells the natural gas in the open market.  Because the natural gas is easily converted to cash upon receipt from the loan counterparty, the substance of the loan agreement is very similar to a cash loan.  When Integrys Energy Group is required to return the natural gas to the loan counterparty in the future, Integrys Energy Group acquires natural gas in the open market.  The payment for the natural gas is a cash outflow equivalent to a loan repayment.  This classification is consistent with FASB Statement 95, paragraph 18, which defines proceeds and payment on borrowings as financing activities.  This classification is further supported by paragraph 24 of FASB Statement No. 95 that states "Certain cash receipts and payments may have aspects of more than one class of cash flows… If so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item."  In summary, the underlying substance and economics of the natural gas loan agreements are the same as a cash loan; and therefore, Integrys Energy Group classifies the cash receipts from the sale of borrowed natural gas, and the cash payments to acquire natural gas to return to the loan counterparty as financing activities in the Consolidated Statements of Cash Flows.

In a normal purchase and sale transaction, Integrys Energy Group purchases and takes delivery of natural gas in the same period Integrys Energy Group sells natural gas to its counterparties, resulting in substantially offsetting operating cash flows.  In contrast, under a natural gas loan agreement, Integrys Energy Group takes delivery of borrowed natural gas that it sells into the market, generating a cash inflow in one period without a corresponding cash outflow.  In the redelivery period, Integrys Energy Group purchases natural gas, generating a cash outflow without a corresponding cash receipt.  Therefore, the loan transaction creates a cash flow profile that is more analogous to a borrowing arrangement than a purchase and sale transaction.

On the date Integrys Energy Group borrows natural gas and sells that natural gas to a third party, the revenue and the corresponding cost of natural gas sold are recorded at the market price of natural gas on that date.  As a result, operating income is not impacted by the sale of the borrowed natural gas. On the date Integrys Energy Group purchases natural gas and delivers that purchased natural gas to its loan counterparty, Integrys Energy Group records the purchase of the natural gas at the market price and relieves the obligation to repay the loan.  Because the obligation to repay the natural gas loan is reported at the market price, operating income is not impacted by the purchase of natural gas and delivery of that natural gas to the loan counterparty.

Item 9A. Controls and Procedures, page 156

2.
We note your disclosure that management, with the participation of your chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of your disclosure controls and procedures and concluded that your disclosure controls and procedures were effective in accumulating and communicating information relating to you as appropriate to allow timely decisions regarding required disclosures to be included in you periodic SEC filings, particularly in the period in which the report was being prepared.  Please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now.  In this regard, please state, if true, whether your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Alternatively, simply state that management concluded that your disclosure controls and procedures were effective at the end of the period covered by the report.  Additionally, please confirm to us that that your conclusions regarding the effectiveness of disclosure controls and procedures would not change if you revised your disclosure in response to our comment.

Response:

In future filings, Integrys Energy Group will revise the noted disclosure regarding the evaluation of disclosure controls and procedures to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) or, alternatively, to simply state that management concluded that our disclosure controls and procedures were effective at the end of the period covered by the report.

Integrys Energy Group confirms that its conclusion regarding the effectiveness of its disclosure controls and procedures would not have changed if the disclosure included in its Form 10-K for the fiscal year ended December 31, 2008 was revised in response to the Staff's comment.

Exhibits 31.1 and 31.2

3.
Please revise your certifications to replace references to "this annual report" in paragraphs two through four with "this report."  Note that the certifications must include language exactly as set forth in Item 601(b)(31) of Regulation S-K.

Response:

In future filings, Integrys Energy Group will ensure that these certifications exactly track the language set forth in Item 601(b)(31) of Regulation S-K.

* * * *

As requested, Integrys Energy Group acknowledges that:

·	Integrys Energy Group is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	Integrys Energy Group may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have questions regarding any of the items addressed in this letter, please feel free to contact the undersigned at (920) 433-1453, or Russ Ryba, our external securities counsel at Foley & Lardner LLP, at (414) 297-5668.

Integrys Energy Group, Inc.

/s/ Diane L. Ford
Diane L. Ford
Vice President and Corporate Controller

cc:  Russell E. Ryba – Foley & Lardner  LLP